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THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

May 22, 2023

VIA EDGAR

Christopher R. Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Re:	Goldman Sachs Private Credit Corp. (f/k/a Goldman Sachs Private Credit Fund LLC) Registration Statement on Form 10

File No. 000-56531

Dear Mr. Bellacicco:

On behalf of Goldman Sachs Private Credit Corp. (f/k/a Goldman Sachs Private Credit Fund LLC) (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on May 19, 2023 with respect to the above-referenced Registration Statement on Form 10, initially filed on March 23, 2023 and amended by Amendment No. 1 thereto filed on May 18, 2023 (as amended, the “Registration Statement”), and the Fund’s response letter filed on May 17, 2023 (the “Response Letter”). To facilitate your review, we have reproduced the Staff’s oral comments below with the responses to a particular comment set out immediately below the comment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Page 8 – The Fund – Goldman Sachs Private Credit Corp.

1.

Comment: The Staff refers to the last sentence of the Fund’s response to Comment No. 3 in the Response Letter in which the Fund states that it “intends to follow GAAP, ASC 946, and Regulation S-X to determine whether to consolidate the financial statements of a subsidiary with those of the Fund, and whether any subsidiary-level indebtedness would count towards the limitations imposed by Section 18 of the Investment Company Act” (emphasis added). The Staff’s view is that the indebtedness of a primarily controlled subsidiary or wholly owned subsidiary that primarily engages in investment activities in securities or other assets should be included for purposes of compliance with, and counted towards the limitations imposed by, Sections 18 and 61 of the Investment Company Act.

May 22, 2023 Page 2

Response: The Fund acknowledges the Staff’s view and confirms that indebtedness constituting “senior securities” under the Investment Company Act of any primarily controlled subsidiary or wholly owned subsidiary of the Fund that primarily engages in investment activities in securities or other assets will be consolidated with that of the Fund for purposes of compliance with, and counted towards the limitations imposed by, Sections 18 and 61 of the Investment Company Act. The Fund understands that certain joint ventures organized by a BDC with a third-party in which each member acquires a 50% voting interest would not, in the view of the Staff, be “primarily controlled” by the BDC.

2.	Comment: The Staff refers to Comment No. 5 in the Response Letter. Please consider including disclosure clarifying the ESG risks the Investment Adviser may consider in its investment process.

Response: The Fund respectfully advises the Staff that it undertakes to include the following italicized disclosure in future applicable reports that the Fund files with the SEC:

•	Depending on the circumstances, examples of ESG risks can include physical environmental risks, climate change transition risks, supply chain disruptions, improper labor practices and corruption.

Page 13 – Warehouse Investments

3.

Comment: The Staff refers to the last sentence of the last paragraph on page 13 of the Registration Statement in which the Fund states that it “may not rely on the Relief with respect to Warehouse Investments that we hold solely due to the purchase of such assets from the Financing Provider under the Purchase Agreements” (emphasis added). Please remove reference to the term “solely” from this disclosure in future applicable reports that the Fund will file with the SEC.

Response: The Fund respectfully advises the Staff that it undertakes to remove reference to the term “solely” from the disclosure referenced in the Staff’s comment in future applicable reports that the Fund files with the SEC. The Fund also confirms to the Staff that it will adhere to the conditions of the Relief with respect to any co-investments.

* * * * * *

May 22, 2023 Page 3

Should you have any questions regarding this letter, please contact me at (617) 728-7120 or by email at thomas.friedmann@dechert.com, or William J. Bielefeld at (202) 261-3386 or by email at william.bielefeld@dechert.com.

Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	David Pessah (Goldman Sachs Private Credit Corp.)

Caroline Kraus (Goldman Sachs Private Credit Corp.)

Curtis Tate (Goldman Sachs Private Credit Corp.)

William J. Bielefeld (Dechert LLP)

Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)